UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Pat Robertson

Dragoneer Investment Group, LLC

One Letterman Drive, Building D, Suite M500

San Francisco, CA 94129

(415) 539-3085

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-2355

September 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,364 shares of Class A Common Stock
	8.	Shared Voting Power 1,101,321 shares of Class A Common Stock
	9.	Sole Dispositive Power 53,364 shares of Class A Common Stock
	10.	Shared Dispositive Power 1,101,321 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,685 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.32%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]	Percentage calculations are based upon 13,406,739 issued and outstanding shares of the Issuer’s Class A common stock as of July 24, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 7, 2017, plus 479,004 shares of Class B Common Stock converted to shares of Class A Common Stock by the Dragoneer Entities and Mr. Stad.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,101,321 shares of Class A Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,101,321 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,101,321 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.93%[2]
14.	Type of Reporting Person (See Instructions) IA

[2]	Percentage calculations are based upon 13,406,739 issued and outstanding shares of the Issuer’s Class A common stock as of July 24, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 7, 2017, plus 479,004 shares of Class B Common Stock converted to shares of Class A Common Stock by the Dragoneer Entities and Mr. Stad.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Apartment, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.00%[3]
14.	Type of Reporting Person (See Instructions) OO

[3]	Percentage calculations are based upon 13,406,739 issued and outstanding shares of the Issuer’s Class A common stock as of July 24, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 7, 2017, plus 479,004 shares of Class B Common Stock converted to shares of Class A Common Stock by the Dragoneer Entities and Mr. Stad.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Global Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 129,284 shares of Class A Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 129,284 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,284 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.93%[4]
14.	Type of Reporting Person (See Instructions) PN

[4]	Percentage calculations are based upon 13,406,739 issued and outstanding shares of the Issuer’s Class A common stock as of July 24, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 7, 2017, plus 479,004 shares of Class B Common Stock converted to shares of Class A Common Stock by the Dragoneer Entities and Mr. Stad.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Global Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 656,515 shares of Class A Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 656,515 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 656,515 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.73%[5]
14.	Type of Reporting Person (See Instructions) PN

[5]	Percentage calculations are based upon 13,406,739 issued and outstanding shares of the Issuer’s Class A common stock as of July 24, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 7, 2017, plus 479,004 shares of Class B Common Stock converted to shares of Class A Common Stock by the Dragoneer Entities and Mr. Stad.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Opportunities Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 129,284 shares of Class A Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 129,284 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,284 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.93%[6]
14.	Type of Reporting Person (See Instructions) PN

[6]	Percentage calculations are based upon 13,406,739 issued and outstanding shares of the Issuer’s Class A common stock as of July 24, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 7, 2017, plus 479,004 shares of Class B Common Stock converted to shares of Class A Common Stock by the Dragoneer Entities and Mr. Stad.

AMENDMENT NO. 14 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on July 6, 2015, as amended on January 15, 2016, February 5, 2016, February 8, 2016, February 11, 2016, March 7, 2016, May 18, 2016, November 15, 2016, March 28, 2017, June 14, 2017, July 10, 2017, July 31, 2017, August 9, 2017 and August 14, 2017 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this amendment (“Amendment No. 14”) does not modify any of the information previously reported on the Statement.

This Amendment No. 14 is being filed to update the information in the Schedule 13D as a result of the matters described in Item 3 of this Amendment No. 14 and the addition of certain persons identified in Item 2 of this Amendment No. 14 as Reporting Persons on this Schedule 13D.

Item 2. Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Name

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Marc Stad, Dragoneer Investment Group, LLC (“Dragoneer Adviser”), a registered investment adviser, Dragoneer Apartment, LLC (“Dragoneer Apartment Fund”), Dragoneer Global Fund, L.P. (“Dragoneer Global Fund”), Dragoneer Global Fund II, L.P. (“Dragoneer Global Fund II”) and Dragoneer Opportunities Fund, L.P. (“Dragoneer Opportunities Fund”).

Marc Stad is the managing member of Dragoneer Adviser, Dragoneer Global GP, LLC, a Delaware limited liability company (“Dragoneer Global GP”) and Dragoneer Global GP II, LLC, a Delaware limited liability company (“Dragoneer Global GP II,” together with Dragoneer Apartment Fund, Dragoneer Global GP, Dragoneer Adviser, Dragoneer Global Fund, Dragoneer Global Fund II and Dragoneer Opportunities Fund, the “Dragoneer Entities”). Dragoneer Global GP is the manager of Dragoneer Apartment Fund and the general partner of Dragoneer Global Fund and Dragoneer Opportunities Fund. Dragoneer Global GP II is the general partner of Dragoneer Global Fund II.

(b) Business Address

The principal business address for each of the Reporting Persons and for the Dragoneer Entities is c/o Dragoneer Investment Group, LLC, One Letterman Drive, Building D, Suite M500, San Francisco, CA 94129.

(c) Principal Business

The principal occupation of Mr. Stad is manager of Dragoneer Adviser. Dragoneer Adviser is a registered investment adviser and acts as investment manager to affiliates of Dragoneer Apartment Fund, Dragoneer Global Fund, Dragoneer Global Fund II and Dragoneer Opportunities Fund. Dragoneer Apartment Fund, Dragoneer Global Fund, Dragoneer Global Fund II and Dragoneer Opportunities Fund are private investment vehicles. Dragoneer Global GP serves as the manager of Dragoneer Apartment Fund and general partner of Dragoneer Global Fund and Dragoneer Opportunities Fund. Dragoneer Global GP II serves as the general partner of Dragoneer Global Fund II.

(d) and (e) No Convictions or Proceedings

During the last five years, none of the Reporting Persons or other Dragoneer Entities has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or other Dragoneer Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

Marc Stad is a citizen of the United States. Each of Dragoneer Global Fund, Dragoneer Global Fund II and Dragoneer Opportunities Fund is organized under the laws of the Cayman Islands. Each of Dragoneer Adviser and Dragoneer Apartment is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Considerations.

The information contained in Item 3 of the Schedule 13D is hereby amended to add the following:

On August 14, 2017, Marc Stad sold 3,235 shares of the Issuer’s Class A Common Stock for $35.95 per share, Dragoneer Global Fund II sold 39,799 shares of the Issuer’s Class A Common Stock for $35.95 per share, Dragoneer Apartment Fund sold 15,676 shares of the Issuer’s Class A Common Stock for $35.95 per share, and certain other funds and managed accounts associated with the Dragoneer Entities and Mr. Stad sold 11,290 shares of the Issuer’s Class A Common Stock for $35.95 per share.

On August 18, 2017, Marc Stad sold 1,155 shares of the Issuer’s Class A Common Stock for $40.00 per share, Dragoneer Global Fund II sold 14,214 shares of the Issuer’s Class A Common Stock for $40.00 per share, Dragoneer Apartment Fund sold 5,598 shares of the Issuer’s Class A Common Stock for $40.00 per share, and certain other funds and managed accounts associated with the Dragoneer Entities and Mr. Stad sold 4,033 shares of the Issuer’s Class A Common Stock for $40.00 per share.

On August 21, 2017, Marc Stad sold 462 and 693 shares of the Issuer’s Class A Common Stock for $40.55 and $40.45 per share, respectively, Dragoneer Global Fund II sold 5,687 and 8,527 shares of the Issuer’s Class A Common Stock for $40.55 and $40.45 per share, respectively, Dragoneer Apartment Fund sold 2,238 and 3,360 shares of the Issuer’s Class A Common Stock for $40.55 and $40.45 per share, respectively, and certain other funds and managed accounts associated with the Dragoneer Entities and Mr. Stad sold 1,613 and 2,420 shares of the Issuer’s Class A Common Stock for $40.55 and $40.45 per share, respectively.

On August 24, 2017, Dragoneer Apartment Fund made in-kind distributions of 68,001 shares of the Issuer’s Class A Common Stock to Dragoneer Global Fund and 68,001 shares of the Issuer’s Class A Common Stock to Dragoneer Opportunities Fund. On September 5, 2017, Dragoneer Apartment Fund made in-kind distributions of 68,001 shares of the Issuer’s Class A Common Stock to Dragoneer Global Fund and 68,001 shares of the Issuer’s Class A Common Stock to Dragoneer Opportunities Fund. As a result of these in-kind distributions, Dragoneer Apartment Fund no longer beneficially owns any shares of the Issuer’s Class A Common Stock.

On September 28, 2017, Marc Stad sold 2,773 shares of the Issuer’s Class A Common Stock for $46.93 per share, Dragoneer Global Fund sold 6,718 shares of the Issuer’s Class A Common Stock for $46.93 per share, Dragoneer Global Fund II sold 34,114 shares of the Issuer’s Class A Common Stock for $46.93 per share, Dragoneer Opportunities Fund sold 6,718 shares of the Issuer’s Class A Common Stock for $46.93 per share, and certain other funds and managed accounts associated with the Dragoneer Entities and Mr. Stad sold 9,677 shares of the Issuer’s Class A Common Stock for $46.93 per share.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The beneficial ownership of Common Stock by each person named in Item 2 above is as follows:

Mr. Stad has sole investment and voting power with respect to 53,364 shares of Class A Common Stock and may be deemed to share investment or voting power with respect to 1,101,321 shares of Class A Common Stock held by the Dragoneer Entities and certain other managed accounts. In aggregate, Mr. Stad may be deemed to beneficially own 1,154,685 shares of Class A Common Stock.

Dragoneer Adviser is a registered investment adviser and acts as investment manager to Dragoneer Apartment Fund, Dragoneer Global Fund, Dragoneer Global Fund II, Dragoneer Opportunities Fund and certain other managed accounts and as a result may be deemed to share voting and dispositive power with respect to the 129,284 shares of Class A Common Stock held by Dragoneer Global Fund, 656,515 shares of Class A Common Stock held by Dragoneer Global Fund II and the 315,522 shares of Class A Common Stock held by Dragoneer Opportunities Fund and certain other managed accounts. In aggregate, Dragoneer Adviser may be deemed to beneficially own 1,101,321 shares of Class A Common Stock.

As a result of the in-kind distributions described in Item 3 above, Dragoneer Apartment Fund holds zero shares of Class A Common Stock.

Dragoneer Global Fund holds 129,284 shares of Class A Common Stock (the “Dragoneer Global Fund shares”) and may be deemed to share voting and dispositive power with respect to such shares. As the general partner of Dragoneer Global Fund, Dragoneer Global GP may also be deemed to share voting and dispositive power with respect to the Dragoneer Global Fund shares.

Dragoneer Global Fund II holds 656,515 shares of Class A Common Stock (the “Dragoneer Global Fund II shares”) and may be deemed to share voting and dispositive power with respect to such shares. As the general partner of Dragoneer Global Fund II, Dragoneer Global GP II may also be deemed to share voting and dispositive power with respect to the Dragoneer Global Fund II shares.

Dragoneer Opportunities Fund holds 129,284 shares of Class A Common Stock (the “Dragoneer Opportunities Fund shares”) and may be deemed to share voting and dispositive power with respect to such shares. As the general partner of Dragoneer Opportunities Fund, Dragoneer Global GP may also be deemed to share voting and dispositive power with respect to the Dragoneer Opportunities Fund shares.

Item 13 of each of the cover pages of this Statement is incorporated herein by reference.

(c)

The Reporting Persons have not effected any transactions in the Class A Common Stock since the filing of Amendment No. 13 to the Schedule 13D, other than as described in Item 3.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.1 – Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2017

Marc Stad

By:	/s/ Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	/s/ Pat Robertson
Name:	Pat Robertson
Chief Operating Officer

DRAGONEER APARTMENT, LLC

By:	Dragoneer Global GP, LLC
Its:	Manager

By:	/s/ Pat Robertson
Name:	Pat Robertson

DRAGONEER GLOBAL FUND, L.P.

By:	Dragoneer Global GP, LLC
Its:	General Partner

By:	/s/ Pat Robertson
Name:	Pat Robertson

DRAGONEER GLOBAL FUND II, L.P.

By:	Dragoneer Global GP II, LLC
Its:	General Partner

By:	/s/ Pat Robertson
Name:	Pat Robertson

DRAGONEER OPPORTUNITIES FUND , L.P.

By:	Dragoneer Global GP, LLC
Its:	General Partner

By:	/s/ Pat Robertson
Name:	Pat Robertson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.